UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO

SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940

FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

_____________________

The undersigned business development company hereby notifies the  Securities  and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "1940 Act"), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of  withdrawal of election  submits the following information:

Name:

Universal Capital Management, Inc.

Address of Principal Business Office:

2601 Annand Drive, Suite 16, Wilmington, DE 19808

Telephone Number (including area code):   (302) 998-8824

File Number under the Securities Exchange Act of 1934:   000-51132

Basis For Filing The Notification Of Withdrawal:

Universal Capital Management, Inc. (the "Company") has changed the nature of its business so as to cease to be a business development company, and such change was authorized by the vote of a majority of its outstanding voting securities. The Company intends to pursue a business model whereby it serves as a direct response management and marketing company that provides management, accounting and marketing services to its outside clients (the “New Business Model”).  Specifically, our Company will assist and enable entrepreneurs to introduce products to the consumer market. This New Business Model employs three primary channels: Direct Response Television (Infomercials), Television Shopping Networks and Retail Outlets.

Under the New Business Model, the Company will at all times be managed and conduct its activities in such a way as to not act as an “investment company” subject to regulation under the Investment Company Act of 1940, as amended (the “1940 Act”).  Thus, it will not hold itself out as being engaged primarily in the business of investing, reinvesting or trading in securities.  Upon withdrawal of our BDC election, our company will continue to maintain its registration under the 1934 Act and we will continue to be obligated to file regular reports as required thereunder.

On September 19, 2011, certain stockholders, directly and indirectly, owning 3,076,300 shares of our outstanding common stock, which represents a majority of the voting power of the Company's outstanding common stock, consented in writing to withdraw the Company’s election to be regulated as a business development company under the 1940 Act. Such approval and consent constitutes the approval and consent of a majority of the total combined voting power of our outstanding common stock and is sufficient under Delaware General Corporation Law and our certificate of incorporation and bylaws to approve the action.

SIGNATURE

Pursuant to the requirements of the 1940 Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the 1940 Act to be duly signed on its behalf in the city of Wilmington and the state of Delaware on the 1st day of November 2011.

Universal Capital Management, Inc.

By:  /s/ Michael D. Queen

Name: Michael D. Queen

Title:

Chief Executive Officer

Attest: /s/ Theresa Q. Hoffmann

Name: Theresa Q. Hoffmann

Title:

Secretary